March 11, 2009
United States Securities and Exchange Commission
Attn: Mr. Paul Monsour
100 F Street N.E.
Washington, DC 20549

Re: Hyperdynamics Corporation

Form 10-K for Fiscal Year Ended June 30, 2009

Dear Mr. Mounsour:

Per your request, the Company's responses to the comments in your letter dated January 29, 2010 concerning Hyperdynamics Corporation Form 10-K for fiscal year ended June30, 2009 will be addressed within 10 business days from the date of this filing.  The Company has undergone significant management changes, and while your inquiries can be addressed, it may take additional time to coordinate with previous management and the external auditors to draft the responses.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me.

Sincerely,

/s/ Jason D. Davis

Jason Davis
Chief Financial Officer and Principal Accounting Officer